Materialise NV

Technologienlaan 15

3001 Leuven, Belgium

September 26, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention: Jan Woo

Re:	Request for Acceleration of Effectiveness
Materialise NV
Registration Statement on Form F-3
(File No. 333-213649)

Dear Ms. Woo:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Materialise NV (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form F-3 filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on September 28, 2016 or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Company. The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Company further acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely,

By:	/s/ Wilfried Vancraen
Name: Wilfried Vancraen Title: Chief Executive Officer